Exhibit 99.1

GATES CORPORATION

1551 Wewatta Street

Denver, CO 80202 USA

Telephone 303.744.1911

Fax 303.744.4249

Gates.com

FOR IMMEDIATE RELEASE

Blackstone Signs Deal to Purchase Gates from Onex & CPP

DENVER, Colo. (April 4, 2014) – Private equity funds managed by Blackstone today entered into a definitive purchase agreement with affiliates of Onex Corporation and Canada Pension Plan Investment Board to acquire all of the equity interests in Pinafore Holdings B.V., the parent company of Gates Corporation (“Gates”). The transaction is expected to close later this year and is subject to customary closing conditions and regulatory approvals.

The aggregate consideration payable in the transaction will be approximately $5.4 billion (subject to certain customary adjustments). Gates is a leading global manufacturer of power transmission belts and fluid power products that are highly engineered and critical components, used in diverse industrial and automotive applications. Gates derives a majority of its sales from replacement markets around the world.

Goldman, Sachs & Co., BofA Merrill Lynch and Citi served as financial advisors to Gates. Latham & Watkins LLP served as legal counsel to Gates.

Morgan Stanley, Barclays, XMS Capital and Deutsche Bank served as financial advisors to Blackstone. Simpson Thacher & Bartlett LLP served as legal counsel to Blackstone. Blackstone has secured committed debt financing to be arranged by Credit Suisse, Citibank, Goldman Sachs, Morgan Stanley, Deutsche Bank and UBS.

About Gates

Gates is the world’s leading manufacturer of power transmission belts and a premier global manufacturer of fluid power products. Our highly engineered products are critical components used in diverse industrial and automotive applications where the cost of failure is very high relative to the cost of our products. We provide a differentiated value proposition to our customers by offering a complete portfolio of premium product and service solutions for both replacement and first-fit applications across our targeted end markets, which encompass process and specialty, construction, agriculture, energy, transportation and automotive. We sell our products globally under the Gates brand, which is recognized by distributors, original equipment manufacturers and installers as the premium brand for quality and technological innovation, a reputation which we have built for over a century since our founding in 1911. Further information is available at www.Gates.com.

About Blackstone

Blackstone is one of the world’s leading investment and advisory firms. We seek to create positive economic impact and long-term value for our investors, the companies we invest in, the companies we advise and the broader global economy. We do this through the commitment of our extraordinary people and flexible capital. Our asset management businesses include investment vehicles focused on private equity, real estate, hedge fund solutions, non-investment grade credit, secondary funds, and multi asset class exposures falling outside of other funds’ mandates. Blackstone also provides various financial advisory services, including financial and strategic advisory, restructuring and reorganization advisory and fund placement services. Further information is available atwww.blackstone.com. Follow Blackstone on Twitter @Blackstone.

Forward-Looking Statements

This release may contain statements that are or may be forward-looking statements. Forward-looking statements include statements that typically contain words such as “expect,” “believe,” “intend,” “anticipate,” “estimate,” “will,” “may,” “could,” “should” and similar expressions. The Company cautions that any forward-looking statements made by the Company are not guarantees of future performance or events and are subject to risks and uncertainties that may cause actual results to differ materially from those predicted. Certain of these risks and uncertainties are described in the Company’s annual report on Form 20-F in the “Risk Factors” section on pages 3 to 15. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Therefore investors should not place undue reliance on such statements as a prediction of actual results. These forward-looking statements represent our view only as of the date they are made and we are not under any obligation to update forward-looking statements contained herein, except as may otherwise be required by law.

Media Contacts:

For Blackstone: Christine Anderson

+1 212 583 5182

chrsitine.anderson@blackstone.com

For Gates: Tom Reeve

+1 303 744 5059

tom.reeve@gates.com